Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

Stratasys Ltd. mailed the following letter to its shareholders on June 7, 2023.